UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 7, 2010

AGL RESOURCES INC.
(Exact name of registrant as specified in its charter)

Georgia	1-14174	58-2210952
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

Ten Peachtree Place NE Atlanta, Georgia 30309
(Address and zip code of principal executive offices)

404-584-4000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                      Other Events.

On December 7, 2010, AGL Resources Inc. and Nicor Inc. issued a joint press release announcing the approval of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 6, 2010, by and among AGL Resources Inc., Apollo Acquisition Corp., Ottawa Acquisition LLC and Nicor Inc. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached hereto as Exhibit 99.2, and incorporated by reference herein, is a slide presentation to be presented by AGL Resources Inc. in connection with a conference call and live internet webcast to be held on December 7, 2010 at 8:30 a.m. ET to discuss the transactions contemplated by the Merger Agreement.

Item 9.01.                      Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint press release of AGL Resources Inc. and Nicor Inc., dated December 7, 2010.

99.2	Slide presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.

By:       /s/ Paul R. Shlanta
Name:                   Paul R. Shlanta
Title:                     Executive Vice President, General Counsel and Chief Ethics and Compliance Officer

Dated:           December 7, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint press release of AGL Resources Inc. and Nicor Inc., dated December 7, 2010.

99.2	Slide presentation